

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2017

Via E-mail
Jason LeBlanc
Chief Financial Officer
Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3

Re: Yamana Gold Inc.
Form 40-F for the Year Ended December 31, 2016
Filed March 29, 2017
File No. 001-31880

Dear Mr. LeBlanc:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2016
Exhibit 99.1 page 37

1.   We note your disclosure of mineral reserves for your Cerro Moro project. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves for Cerro Moro. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Exhibit 99.2 Management's Discussion and Analysis of Operations and Financial Condition
10. Income Taxes, page 65

2. We note your effective tax recovery rate has changed from 21% to 53% from 2015 to 2016, respectively. In your reconciliation from the statutory rate to your income tax recovery in the income tax footnote on page 32 of Exhibit 99.3, we note significant changes in certain items that have not been identified or described in management's discussion and analysis (MD&A). For example, we note a significant change in unused tax losses and tax offsets recognized in deferred tax assets and the change in planned distributions of foreign earnings of the company. Please expand your disclosure in MD&A to explain the movements in your income tax expense/recovery for individual items that materially impact your effective tax rates.

3. You state the income tax provision is subject to a number of factors including the source of income between different countries and different tax rates in the various jurisdictions. Please expand your disclosure in MD&A to further describe the tax jurisdictions where your foreign earnings are derived, their respective statutory tax rates and any expectations about trends in these jurisdictions that may impact your current or future tax expense.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Myra Moosariparambil at (202) 551-3796 if you have questions regarding the financial statements and related matters. Please contact John Coleman at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining